EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Three Months
						Ended
	For the Year Ended December 31,				March 30
	2001	2002	2003	2004	2005	2006
	(in thousands)
Loss from Continuing Operations Before Income Taxes	$(27,572)	$(45,787)	$(44,969)	$(46,756)	$(95,174)	$(20,352)

Fixed Charges	393	242	225	271	285	64

Earnings as Defined	$(27,179)	$(45,545)	$(44,744)	$(46,485)	$(94,889)	$(20,288)

Fixed Charges:

Interest Expense	$1	$—	$31	$149	$68	$—

Estimated Interest Component of Rent Expenses	392	242	194	122	217	64

Total Fixed Charges	$393	$242	$225	$271	$285	$64

Ratio of Earnings to Fixed Charges	Note 1	Note 1	Note 1	Note 1	Note 1	Note 1

Note 1: Earnings, as defined, were insufficient to cover fixed charges by $27.6 million, $45.8 million, $45.0 million, $46.8 million, $95.2 million and $20.4 miilion for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, and for the three-month period ended March 30, 2006, respectively.